Filed Pursuant to Rule 253(g)(2)

File No. 024-11298

REALTYMOGUL APARTMENT GROWTH REIT, INC.

SUPPLEMENT NO. 19 DATED SEPTEMBER 29, 2023

TO THE OFFERING CIRCULAR DATED DECEMBER 30, 2022

This document supplements, and should be read in conjunction with, the offering circular of RealtyMogul Apartment Growth REIT, Inc. (“we,” “our,” “us” or the “Company”), dated December 30, 2022 (the “Offering Circular”), as supplemented. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

●	Update the status of our follow-on offering; and
●	Update our distributions.

Status of our Follow-on Offering

As previously discussed in the Offering Circular, we commenced our initial offering pursuant to Regulation A (the “Offering”) of $50,000,000 in shares of common stock on August 23, 2017. On December 23, 2020, we commenced our follow-on offering pursuant to Regulation A (the “Follow-on Offering”) (together with the Offering, the “Offerings”) of $43,522,230 in shares of common stock. We are continuing to offer in this Follow-on Offering up to $57,903,648 in our common stock, which represents the value of the stock available to be offered as of December 8, 2022 out of the rolling 12-month maximum offering amount of $75,000,000 in our common stock. As of August 31, 2023, we had raised total aggregate gross offering proceeds of approximately $61,850,000 and had issued approximately 5,933,000 shares of common stock in the Offerings, purchased by approximately 3,500 unique investors. The Follow-on Offering is expected to terminate on or before December 23, 2023, unless extended by our board of directors, as permitted under applicable law and regulations.

In addition, as of the date of this supplement, we are receiving requests for the repurchase of our shares in excess of the repurchase limit set forth in our share repurchase program, which limits the amount of shares to be repurchased during any calendar year to 5.0% of the weighted average number of shares of common stock outstanding during the prior calendar year. In accordance with our share repurchase program, such share repurchase requests are honored on a pro rata basis. For more information regarding our share repurchase program, see the section of our Offering Circular captioned “Description of Our Common Stock – Quarterly Share Repurchase Program.”

Distributions

On June 15, 2023, our board of directors authorized a daily cash distribution of the Company’s common stock to stockholders of record as of the close of business on each day of the period beginning July 1, 2023 and ending on July 31, 2023 of $0.0013697260, of the period beginning August 1, 2023 and ending on August 31, 2023 (of $0.0013697260 per share from August 1, 2023 to August 7, 2023, and of $0.0012908219 per share from August 8, 2023 to August 31, 2023) and $0.0012908219 per share of the Company’s common stock to stockholders of record as of the close of business on each day of the period beginning September 1, 2023 and ending on September 30, 2023 (each, a “Distribution Period”). Our board of directors expects that the distributions for the Distribution Periods will be paid on or before October 15, 2023.

This distribution equates to approximately 4.5% on an annualized basis assuming a $11.11 per share net asset value (“NAV”) (the then-current purchase price for the period from July 1, 2023 to August 7, 2023) calculated for the Distribution Periods beginning July 1, 2023 and ending on July 31, 2023 and beginning August 1, 2023 and ending August 31, 2023, and approximately 4.5% on an annualized basis assuming $10.47 per share NAV (the current purchase price effective August 8, 2023), calculated for the Distribution Period beginning September 1, 2023 and ending on September 30, 2023. The annualized basis return is not a guarantee or projection of future returns, and the board of directors may in the future declare lower distributions or no distributions at all for any given period.

While the board of directors is under no obligation to do so, the annualized basis return assumes that the board of directors will declare quarterly distributions in the future similar to the distribution disclosed herein.